082-35716

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

June 5, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find translations of:

- an Immediate Report of a Senior Office Holder who Ceased to Hold a Position, dated June 5, 2008;
- an Immediate Report on the Appointment of a Director (not a Corporation) or an Individual Serving on Behalf of a Corporation which is a Director, dated June 5, 2008;
- an Immediate Report on the Outcome of the General Meeting, including the Resolutions approved at the Meeting, dated June 5, 2008; and
- an Immediate Report on an Amendment to the Articles and/or a Memorandum, dated June 5, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

6/17

Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

5 June 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Senior Office Holder who Ceased to Hold a Position

Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Note: In addition to the current Immediate Report, a Status Report regarding Senior Office Holders of the Bank reflecting the change has also been filed, as is required following the filing of this kind of Report, pursuant to Regulation 34(d) of the Securities (Periodic and Immediate Reports) Regulations, 1970.

1. First Name: Vered
   Surname: Raichman
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 003043445
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: Director

3. Date on which tenure ceased or will cease: 5 June 2008
   Date on which tenure began: 6 April 1995

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: Retirement by rotation pursuant to the Articles of Association.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after her retirement.

8. The Company views the Director who is retiring as possessing accounting and financial expertise.

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: Date: 5 June 2008 Time: 15:30

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

5 June 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Appointment of Director (not a Corporation) or an Individual Serving on Behalf of a Corporation which is a Director

Regulation 34(b) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Note: In addition to the current Immediate Report, a Status Report regarding Senior Office Holders of the Bank reflecting the change has also been filed, as is required following the filing of this kind of Report, pursuant to Regulation 34(d) of the Securities (Periodic and Immediate Reports) Regulations, 1970.

1. Surname and First Name: Katz, Miriyam
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 050568070
   Citizenship: Private individual with Israeli citizenship

2. Date of Birth: 4 March 1951

3. Address for service of process: 18/32 Michael Neeman Ave., Tel Aviv 69581

4. Position to which appointed: Director

5. Previous position held in the Corporation prior to appointment: None

6. Commencement date of tenure: 5 June 2008

7. Education:

Degree	Subject	Name of Academic Institution
Bachelor	Laws	The Hebrew University of Jerusalem

Other education and professional certifications: Advocate

8. Principal Occupations in the Last 5 Years:

Position Held	Place of Employment	Period held the Position
Advocate	Ophir Katz and Co. Advocates	Since 2003
CEO	Miri Katz Projects Ltd.	Since 2003
CEO	"Ima" Fund (Registered Non-Profit Society)	Since 2007
External Director	Bank of Jerusalem Ltd.	2003 to 2006

9. N/A

10. The Director serves as a director of the following corporations:
External Director of Itamar Medical Ltd. and Tower Semiconductor Ltd.
Director of The Caesarea Edmond Benjamin de Rothschild Development Corporation Ltd., The Caesarea Edmond Benjamin de Rothschild Fund, The Edmond and Nadine de Rothschild Israel Fund.

11. The Director is not an employee of the Corporation, its subsidiary or affiliated companies, nor of an interested person therein.

12. No family relationship exists between the Director and another interested person of the Corporation.

13. The Director does not hold shares and convertible securities of the Corporation, or of its subsidiary or affiliated companies.

14. The Director is not a member of any of the committees of the Board of Directors.

15. The Corporation views the Director as possessing accounting and financial expertise.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
e-mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

5 June 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of an Amendment to Articles and/or Memorandum

Article 31C of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. On 5 June 2008, the General Meeting resolved to amend the Articles of Association of the Corporation.

2. Nature of the change: To enable delegation of the authority of the Board of Directors to allot shares on exercise or conversion of securities of the Corporation.

3. Text of the change: To approve an amendment to Article 8 of the Articles of Association, by the addition of the following paragraph:
"The Board of Directors may delegate its authority to allot shares arising from the exercise or conversion of securities of the Company – to a Board Committee, to the General Manager of the Company or to any other person recommended to the Board of Directors by the General Manager"

4. Date as of which the change takes affect: 5 June 2008.

5. The amended Articles of Association are available to the public in Hebrew through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/). In addition, the English translation of the amended Articles is available upon request from the Secretariat of the Bank at the registered office of the Bank, Leumi House (11th floor), 34 Yehuda Halevi Street, Tel Aviv 65546, Israel, or via the other contact details appearing below.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
POB 2 Tel Aviv 61000
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

5 June 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Outcome of General Meeting

Regulation 36D of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. At the General Meeting held on 5 June 2008 the following resolutions were approved:

Resolutions attached.

Note: If the General Meeting approved a resolution where the legally required majority is not an ordinary majority, the following details will be included in the report: Total number of shares participating in the vote, number of shares voting in favor of and against the resolution, and the percentages that these constitute out of the total number of shares included in the quorum for the purposes of the vote, while differentiating between the controlling shareholders or those voting on their behalf and the non-controlling shareholders or those voting on their behalf. In addition, any other differentiation between shareholders as is required for the purposes of approving the resolution will be noted.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Bank Leumi le-Israel B.M.

Annex to Immediate Report dated 5 June 2008

Resolutions Approved at the Annual General Meeting held on 5 June 2008

Item 1: The Financial Statements for 2007

Resolved: To receive the Financial Statements and the Reports of the Directors and Auditors for the year ending 31 December 2007.

Item 2: Approval of the Distribution of a Dividend in respect of the Fourth Quarter of 2007

Resolved: To approve the distribution of a dividend in respect of the fourth quarter of 2007, of some 18.4% of the paid-up capital (some NIS 0.18 for every NIS 1.0 par value of ordinary stock), constituting some 52.2% of the net profit for the fourth quarter of 2007, to be paid on 30 June 2008. (Should additional options be exercised up until the record date, the rate of the dividend in relation to the paid-up capital, and the amount of the dividend per share will be reduced accordingly.)
Together with the dividend for the first nine months of 2007, which was paid in February 2008, the total dividends in respect of 2007 will reach some 50.2% of the net profit for 2007.

Item 3: Election of Auditors

Resolved: To reelect the Auditors Somekh Chaikin and Kost Forer Gabbay & Kasierer, and to authorize the Audit Committee of the Board of Directors to fix their remuneration.

Item 4: Amendment to Article 8 of the Articles of Association (By-laws) of the Bank

Resolved: To approve an amendment to Article 8 of the Articles of Association, by the addition of the following paragraph: "The Board of Directors may delegate its authority to allot shares arising from the exercise or conversion of securities of the Company – to a Board Committee, to the General Manager of the Company or to any other person recommended to the Board of Directors by the General Manager".

Item 5: Payment of a Bonus to the Chairman of the Board of Directors

Resolved: To approve the payment of a bonus to the Chairman of the Board of Directors, Mr. Eitan Raff, in respect of the results of 2007, in the amount of NIS 4 million.

Item 6(a): Reelection of Mr. Rami Avraham Guzman as a Director

Resolved: To reelect Mr. Rami Avraham Guzman as a Director.

Item 6(b): Reelection of Adv. Jacob Mashaal as a Director

Resolved: To reelect Adv. Jacob Mashaal as a Director.

Item 6(c): Reelection of Mr. Zvi Koren as a Director

Resolved: To reelect Mr. Zvi Koren as a Director.

Item 6(d): Election of a New Director, Adv. Miri (Miriyam) Katz

Resolved: To elect Adv. Miri (Miriyam) Katz as a new Director.

Item 7: Approval of the Purchase of a New Directors' and other Officers' Liability Insurance Policy (D&O)

Resolved: To approve the purchase of a new insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of 18 months commencing 30 April 2008, with cover of up to U.S.$ 260 million at a premium not exceeding U.S.$ 1,800 thousand.

Item 8: Resolutions concerning Approval of Holding Positions and Disclosure by Officers

Resolved: To approve the resolutions concerning approval of holding positions and disclosure by officers, pursuant to the text presented to the Meeting.

END